UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact Name of Registrant as Specified in Its Charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER (BRASIL) S.A.
Publicly-Held Company of Authorized Capital
CNPJ/MF No. 90.400.888/0001-42
NIRE 35.300.332.067

NOTICE TO THE SHAREHOLDERS

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or “Company”), pursuant to the Material Fact disclosed on September 26, 2013 and the Notice to the Shareholders disclosed on January 7, 2014, hereby informs its shareholders and ADS holders that its Board of Directors approved today the issuance of notes (“Notes”) outside Brazil as part of the implementation of its equity optimization plan (the “Optimization Plan”).

The issuance of the Notes represents the second step in the Optimization Plan after approval, by the Company’s Shareholders and the Central Bank of Brazil (“Central Bank”), of the cash distribution to the shareholders, as disclosed in the Notice to Shareholders on January 7, 2014 (“Cash Distribution”).

The Company will request authorization from the Central Bank for the Notes to constitute Tier I (“Tier I Notes”) and Tier II (“Tier II Notes”), as provided for by CMN Resolution No. 4,192 dated March 1, 2013, as amended (“Resolution 4192/13”). In compliance with the provisions of Resolution 4192/13 (section II, article 24), the Notes shall have the minimum denomination of US$150,000 and in multiple integers of US$1.00, to the extent such minimum denomination is exceeded.

The terms and conditions of the Notes will be set forth in the prospectus supplement to be filed with the SEC on January 15, 2014, to the prospectus filed under Form F-3ASR with the SEC on September 27, 2013, together with the other documents ancillary to the Notes issuance (“Notes Documents”).

Conditions to Investment

The owners of common or preferred shares issued by the Company, and/or of Units representing shares issued by the Company on the date referred to below (“Shareholders”), will be able to, subject to the terms and conditions established below, invest in the Notes (“Investment”).

The Investment is subject to the following conditions: (i) the interested party shall be a Shareholder of the Company as of the record date of January 14, 2014, and the shares or Units of the Company shall be thereafter negotiated as from January 15, 2014 without (ex date) the rights to such Investment; (ii) the shares and Units that are not registered in the custody accounts of the Shareholders as of January 14, 2014, including by reason of share loan agreements, shall not be considered for the purposes of the Investment; (iii) the Shareholder shall be entitled to receive, in connection with the Cash Distribution, an amount equivalent to at least R$400,000.00 (“Minimum Investment Amount”), which means that the Shareholder will hold, as of the record date, at least 252,124 Units or 26,472,938 common or preferred shares, or a combination of common and preferred shares and Units that make up the Minimum Investment Amount; (iv) to  meet the Minimum Investment Amount, the amounts received by the Shareholders at the time of the Cash Distribution in Brazil (based on common shares, preferred shares and Units) and abroad (based on American Depositary

Receipts - ADRs) shall be determined separately, in such a manner that Shareholders will not be able to sum up the proceeds received in Brazil and abroad in order to reach the Minimum Investment Amount; (v) the Investment amount shall be limited to the amount in reais received, exchanged into U.S. dollars at the selling rate reported by the Central Bank on January 27, 2014; (vi) Shareholders may use additional funds for purposes of payment of the Tax on Financial Transactions – IOF levied upon the remittance of funds from Brazil, which is 0.38% on the date hereof, regardless of the amount received upon the Cash Distribution; (vii) the minimum amount of the Investment shall be the greater of the following amounts: (a) the U.S. dollar equivalent of the Minimum Investment Amount of R$400,000 based on the selling exchange rate reported by the Central Bank on January 27, 2014; or (b) the minimum denomination of the Notes (US$150,000.00); (viii) the opportunity to take part in the Investment is non-transferrable; and (ix) the Shareholder shall maintain an active custody account with an entity that is a participant of The Depositary Trust Company (“DTC”); Shareholders who do not have an active custody account may contact the Santander Investors Relation Department (“IR Department”) (contact information below) to receive further information regarding how to open a custody account with one of the Santander group entities; or contact a financial institution with whom the Shareholder maintains a commercial relationship to establish a custody account.

Procedures for Investment

The procedures indicated below to make the Investment are solely applicable to holders of common and preferred shares issued by the Company and of Units representing shares issued by the Company (“Shareholders”). Holders of ADRs shall follow the specific procedures set forth in the Notes Documents.

The Shareholder that satisfies the conditions established above and is interested in entering into the Investment must follow the following procedure:

Period of manifestation: Notify the Company of their interest in participating in the Investment within the period beginning at 10 a.m. on January 15, 2014 and ending at 6 p.m. on January 24, 2014 (São Paulo time), in accordance with the Note Documents (“Subscription Period”).

General Measures: Contact the Investor Relations Department, preferably via e-mail to the following e-mail address: emissao@santander.com.br, with the subject “Notes – Request for Subscription Form, and request a Notes Subscription Form (“Subscription Form”).

The Subscription Form shall be filled out and signed by the Shareholder and submitted electronically, within the Subscription Period, to the following e-mail address: nydebtsyndicate@santander.us with the subject heading “Notes – Request for Subscription.”

Shareholders may revoke their election to enter into the Investment, in whole or in part, after submission of the Subscription Form, until 2:00 p.m. of January 24, 2014 (São Paulo time), by sending a message to the e-mail address: nydebtsyndicate@santander.us. The revocation electronic message shall have the subject heading “Cancelation Request” and must at a minimum identify the signatory to the Subscription Form and the final amount of Investment, in case of a partial revocation.

Settlement: The financial settlement must occur on demand, abroad, in U.S. dollars, up to January 29, 2014, on the terms set forth in the Notes Documents.

For financial settlement of the Investment, the Shareholders may (i) use funds received in the Cash Distribution or other amounts available and, in such cases, enter into foreign exchange contracts pursuant to the applicable regulations with financial institutions with which they have a commercial relationship; or (ii) use funds kept by them abroad, as provided for by the applicable law, for financial settlement of the Investment, with due regard, in both cases, for the minimum and maximum amount of the Investment indicated above.

The Shareholders who opt for entering into foreign exchange agreements for the financial settlement of the Investment shall comply with the market terms for the settlement of the foreign exchange contract (i.e. the financial settlement usually occurs within two business days).  In the event the financial settlement is not completed by 3:00 pm (New York City time) on January 29, 2014, Santander Brasil shall deem the Investment incomplete, and as a result the Notes shall not be delivered to the respective Shareholder.

Delivery of the Notes: Once the financial settlement of the Investment is confirmed, Santander Brasil, through The Bank of New York Mellon, will transfer the Notes to the custody account of the Shareholder maintained with a participant at DTC.

Further Information

Pursuant to Resolution 4,192/13, the outstanding balance of the Notes must be used for the subscription of equity issued by the Company upon the occurrence of any of the regulatory events indicated below. The Company must increase its capital, within the limit of the authorized capital, if and when such regulatory events occur. In that event, the Company will observe the preemptive right guaranteed to all shareholders to subscribe  new shares. As a result, of the paragraph 2 of article 171 of Law 6,404, of December 15, 1976, as amended, will be applicable, and the credits resulting from the Notes will be used for the subscription of such shares, i.e., any amounts that may be paid by the Shareholders as payment of capital as a result of the exercise of their respective preemptive rights will be transferred to the noteholders.

The regulatory events that will require subscription of equity issued by the Company of the outstanding balance of the Notes are the following: (i) disclosure, by the Company, in the form established by the Central Bank, that its main capital is on a level lower than 5.125%, in the event of Tier I Notes, and lower than 4.5%, in the event of Tier II Notes, of the amount of risks weighted assets determined by Resolution No. 4,193 or lower than any other percentage that may be established by the Central Bank or by any competent governmental authority of Brazil; (ii) signature of commitment of contribution to the Company, upon the occurrence of the exception provided in article 28 of Complementary Law No. 101/00; (iii) establishment, by the Central Bank, of special temporary administration ruling or of intervention in the Company; (iv) determination, by the Central Bank, based upon criteria established by the National Monetary Council, of conversion of the Notes; or (v) occurrence of one of the events provided in the legal ruling of absorption of loss, such as defined in the Notes’ Documents, as ruled by any competent authority, resulting in the determination that the Company has become a non-viable institution, such as defined in the Notes’ Documents.

Assistance to the Shareholders for further clarifications will be provided by our IR Department, at the following telephone numbers:

Assistance to Institutional Investor: Telephone (+55) 11 3553-3300.

Assistance to Individual Investor: Telephone (+55) 11 3012-5911.

Disclaimer in the United States:

This notice does not represent an offer to sell nor does it seek an offer to buy any securities, nor should there be any sale of such securities in any state of the United States of America or in another jurisdiction in which the offer or the sale would not be permitted before registration or qualification under such jurisdiction. Except for the registration of the Notes with the U.S. Securities and Exchange Commission, there shall not be any registration or qualification of any offering in any other jurisdiction.

Disclaimer in Brazil:

This notice does not represent an offer to sell, or a request for an offer to buy any securities in Brazil. The offering of the Notes will be made outside Brazil and will not be registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or the “CVM”). The CVM has not approved or disapproved of the Notes or determined if the Notes Documents are truthful or complete.

São Paulo, January 14, 2014.

Carlos Alberto López Galán
Investor Relations Officer
Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2014

Banco Santander (Brasil) S.A.
By:	/s/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia
Officer Without Specific Designation

By:	/s/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán
Vice-President Executive Officer